FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2020

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica - Presentation on agreement with Liberty Global plc	2

Combination of Telefonica UK and Virgin Media UK: Creating a leading communications provider in the UK 7th May 2020

Disclaimer This document contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “may,” “target,” and similar expressions and variations or negatives of these words. These forward-looking statements may include, among other things, statements relating to the outlook in the U.K. of Telefónica, S.A. (“Telefónica”) and Liberty Global plc (“Liberty Global”); operational expectations, including with respect to the development, launch and benefits of products and services of Telefónica and Liberty Global and the launch of 5G speeds; future growth prospects and opportunities, results of operations, uses of cash, share repurchases, tax rates, and other measures that may impact the financial performance of Telefónica and Liberty Global; anticipated benefits and synergies and estimated costs of the proposed transaction; the expected timing of completion of the proposed transaction; and other information and statements that are not historical facts. These forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied by these statements. These risks and uncertainties include events that are outside of the control of Telefónica and Liberty Global, such as: (i) Telefónica, Liberty Global, and our respective operating companies’ ability to meet challenges from competition and to achieve forecasted financial and operating targets; (ii) the effects of changes in laws or regulation; (iii) the effects of the U.K.’s exit from the E.U.; (iv) general economic, legislative, political and regulatory factors, and the impact of weather conditions, natural disasters, or any epidemic, pandemic or disease outbreak (including the novel strain of coronavirus, COVID-19); (v) Telefónica, Liberty Global, and our respective affiliates’ ability to obtain regulatory approvals and satisfy other conditions to the consummation of the proposed transaction; (vi) the proposed transaction may not be completed on anticipated terms and timing or completed at all; (vii) Telefónica, Liberty Global, and our respective affiliates’ ability to successfully integrate the combined businesses and realize anticipated efficiencies and synergies from the proposed transaction; (viii) the outcome of any potential litigation that may be instituted with respect to the proposed transaction; (ix) the potential impact of unforeseen liabilities, future capital expenditures, revenues, expenses, economic performance, indebtedness, financial condition on the future prospects and business of the combined business after the consummation of the proposed transaction; (x) expected financing and recapitalization transactions undertaken in connection with the proposed transaction and risks associated such transactions; (xi) any negative effects of the announcement, pendency or consummation of the proposed transaction; and (xii) management’s response to any of the aforementioned factors. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, please see Telefónica’s and Liberty Global’s respective filings with the U.S. Securities and Exchange Commission (“SEC”), including Liberty Global’s most recently filed Form 10-K and Telefónica’s most recently filed Form 20-F, as well as the documents filed by Telefónica before the different supervisory authorities of the securities markets in which its shares are listed and, in particular, the Spanish National Securities Market Commission. These forward-looking statements speak only as of the date of this release. Telefónica and Liberty Global expressly disclaim any obligation or undertaking to disseminate any updates or revisions taking place after the date hereof to any forward-looking statement contained herein to reflect any change in expectations with regard thereto or any change in events, conditions or circumstances (including changes in the companies' business and in their business development strategy) on which any such statement is based. This document and any Q&A session which may follow it may contain summarized, non-audited or non-GAAP financial information. The information contained herein and therein should therefore be considered as a whole and in conjunction with all the public information regarding Telefónica and Liberty Global available, including, if any, other documents released by that may contain more detailed information. Neither this document nor the Q&A session nor any of their contents constitute an offer to purchase, sale or exchange any security, a solicitation of any offer to purchase, sale or exchange any security, or a recommendation or advice regarding any security. Additional Information In connection with the proposed transaction, Liberty Global shall file in due course with the SEC a Current Report on Form 8-K that includes the Contribution Agreement entered into by Liberty Global and Telefónica in connection with the proposed transaction. Investors and security holders of Liberty Global are urged to read the Current Report on Form 8-K and the Contribution Agreement filed with the SEC carefully and in their entirety because they contain important information about the proposed transaction and related 2 matters. --- This document is classified as SECRET by TELEFÓNICA ---

Transaction Summary

Key Terms

- Telefónica and Liberty Global have agreed to combine their telecom assets in the UK (Telefónica UK and Virgin Media UK)
  - 50/50 JV creates UK leading convergent player with complementary strengths in mobile, broadband, video and B2B
  - Stronger, larger, more diversified; combined £11.0bn revenues, £3.6bn(1) OIBDA and £1.5bn OpCF (2) (pre-synergies)
  - Telefonica UK valued at 7.8x OIBDA 2019; Virgin Media UK at 9.3x
  - Enterprise Value of the combined entity at c.£38bn, including synergies. £12.7bn EV for TUK, £18.7bn for VMED UK
  - Pro forma combined entity will have 46.5m(3) accesses, of which, 32.6m correspond to mobile, 5.3m to broadband, 4.9m to fixed voice and 3.7m to Pay-TV
- Liberty Global will make a cash payment to Telefónica of £2.5bn to equalize ownership in the JV
- New joint venture will target leverage of 4.0-5.0x OIBDA
  - Telefónica expected to receive £5.5-5.8bn of proceeds in total from the transaction (post dividend recap)

Value-creation Rationale

- Complementary fit creates leading UK integrated player, significant cross-selling opportunities for B2B, B2C and wholesale
  - Convergent capabilities' platform with best-in-class infrastructure and a technological advantage over peers
- Transaction to unlock significant value, with synergies of c.£6.25bn NPV (after integration costs)
  - Sizeable and highly visible synergies and efficiencies run-rate of c.£540m
- Transaction to create significant value for Telefónica shareholders
  - FCF accretive(4) for Telefonica from year 1 and expected to reduce Telefónica's net debt by between £5.5-5.8bn(5)
  - Credit positive; improves competitive positioning and business sustainability

Expected Key Dates

- Transaction is subject to satisfactory approvals from relevant authorities and expected to close in mid-2021

Telefonica

(1) Pre-IFRS 16; (2) OpCF = OIBDA-Capex, ex-spectrum Capex; (3) Figures as of 2019, ex-M2M subscribers; (4) Pro-Forma run-rate synergies basis; (5) Including leases;

3

Transaction Structure and Key Terms

Key Terms

- Based on the enterprise value of each business, and after deducting Virgin Media UK's £11.3bn net debt, Liberty Global will make a cash payment to Telefónica of £2.5bn to equalize JV ownership
  - Telefónica UK contributed to the JV on a debt and cash free basis
  - Virgin Media's Irish business to be carved-out ahead of completion
  - Telefonica to contribute its 50% stake in CTIL
- The JV will target a leverage ratio of 4.0-5.0x OIBDA
  - JV expected to raise new debt to reach its target leverage ratio; proceeds to be distributed equally between Telefónica and Liberty Global
  - The deal will not trigger a change of control under Virgin Media's existing third party debt
- Following completion of the transaction, neither Telefónica nor Liberty Global will consolidate the JV
- Equal governance rights in line with 50-50 shareholding
- Telefónica and Liberty Global have agreed to provide a suite of services to the JV post completion

Pre-Transaction Structure



Telefónica
100%
Telefónica UK(1)
Liberty Global
100%
Virgin Media UK(2)

Intermediate Structure



Telefónica
[£2.5bn] Equalization Payment to Telefónica
Liberty Global
50%
50%
Enterprise Value: £[12.7]bn
EV/EBITDA 2019: [7.8]x
Enterprise Value: £[18.7]bn
EV/EBITDA 2019: [9.3]x
Proceeds from financing distributed equally
Proceeds from financing distributed equally
New debt to target leverage of 4.0x-5.0x OIBDA
Telefónica UK(1) + Virgin Media UK(2)

Structure at Closing



Telefónica
Liberty Global
50%
50%
Telefónica UK(1)
+
Virgin Media UK(2)

(1) Transaction perimeter includes 50% stake in CTIL; (2) Transaction perimeter excludes Virgin Media's operation in Ireland.

4

Stronger, larger and more sustainable player 46,5 46,3 Accesses 22,7 20,2 (m; 2019) 11,6 9,0 (7) 13,5 (1) 11,3 9,4 5,5 2,4 1,6 Revenue (2) (£bn; 2019) (4) (3) (5) (6) Margin 31% 37% 26% 21% 30% 12% (%) 4,2 (1) 4,1 2,5 OIBDA Pre-IFRS 16 1,2 0,7 0,2 (£bn; 2019) (2) (4) (3) (5) (6) Margin (8) (%) 19% 19% 21% 19% 9% 12% 6% (1) 2,6 2,1 1,8 OpCF Pre-IFRS 16 0,5 0,3 0,1 (£bn; 2019) (2) (4) (3) (5) (6) EUR/GBP converted at 0.877; HK/GBP converted at 0.100; USD/GBP converted at 0.808. Source: Companies Information, Analysys Mason, Ampere Analysis, GlobalCom. Excluding M2M subscribers and including MVNO subscribers. (1) Pro-forma of run-rate synergies; (2) Financials for BT are LTM Dec-19A, excluding Global Services and Openreach; (3) Financials for Vodafone are LTM Dec-19A (Vodafone reports regional results half-yearly); (4) Sky UK financials based on 2019E broker estimates; (5) 3 UK financials are 2019A (reported in December 2019); (6) Talk Talk financials are 2019A statutory results (reported in March 2019); (7) Excluding Virgin Media MVNO subscribers; (8) Excluding Project Lightning. 5

Compelling and differentiated value proposition • Broadband speeds up to 1GBps by 2021 Fastest broadband Customer Rich content centric mobile offering • Industry leader in NPS proposition • Only UK operator offering Netflix, • Sector leading loyalty Premium brands Amazon & all sports Complete Cyber portfolio of Leading digital technology • IoT with Big Data • Cloud solutions • State-of-the art platforms and • Cybersecurity • Advertising Attractive product offering proposition for wholesale and • Wide MVNO offering • Growing B2B to leading business companies sectors 6

National Connectivity Champion

Telefonica UK network: Highly competitive and cost-effective 5G ready mobile infrastructure	***Virgin Media UK network: High performance & Ultrafast Today and Future proof for tomorrow***
■ **99% population 4G coverage** and consistently recognized as **most reliable** and **best coverage network** (Uswitch Mobile & Broadband Awards 2020)	■ **100% of VMED UK homes DOCSIS 3.1** hardware ready and **100% 1Gbps coverage in 2021**
■ Access to the **largest tower portfolio** in the UK with **15k sites** through its 50% stake in CTIL	■ **15 million homes passed** of which 14.3 million are HFC and 0.7 million are FTTP/RFOG
■ **Successful long term relationship with Vodafone** extended to 5G & Industry-led single rural network progressing	■ Access network **c.100% ducted in owned ducts**, 0% aerial, creating flexibility in upgrade path to future coaxial or fibre
■ **O2 5G already live in 30 places** and will reach 50 towns and cities by summer 2020	■ **8m km of fibre strands** of which the access network is 7.3m km
■ Strong holding of <1GHz frequency, **resulting in best in-door coverage; ongoing network optimization** with **spectrum refarming**	■ Analogue TV and FM over cable radio services decommission complete

✓ Unique infrastructure in UK to seize new opportunities arising from Fixed-Mobile convergence
✓ No network monetization to date – retains ownership of its mobile and fixed infrastructure
✓ Clear market leader in UBB (FTTP, HFC)

Telefonica

7

Identified synergies of c.£6.25bn NPV, with c.80% of full potential related to cost and capex synergies Identified synergies of c.£6.25bn(1) Run-rate operating and revenue synergies of c.£540m £6.25bn NPV Cash positive from 2023 £540m run-rate ▪ Cross-selling and bundling opportunities c.20% Revenue for residential and businesses customers 100% by Capex c.15% ▪ Combination of regional and national 2026 > 75% network infrastructures and IT systems within 42 >50% within months ▪ Migration of Virgin Media mobile traffic 30 months to Telefonica UK’s network Opex c.65% ▪ Reduced marketing expenditures(2) Proven track record delivering synergies ▪ Structure rightsizing ▪ Both parties have completed several acquisitions over the last years with substantial value creation achieved through synergies SYN NPV ▪ Extensive experience with respect to building business cases, leading integration phases and realizing identified synergies ▪ c.80% of full potential related to cost and capex synergies ▪ Proven track-record of achieving and exceeding initial targets ▪ Financial / fiscal synergies not considered (1) Net of integration costs; (2) Synergies Plan does not assume single brand strategy, which will be evaluated in the future. 8

Transaction fully consistent with TEF’s strategy Creates a leading and fully integrated champion in one of the ✓ 4 core markets for TEF Partnering ✓ with VMED Significant value creation through synergies UK is the Transaction most consistent compelling with TEF’s option for global strategy Telefonica UK Secures superior next generation fixed infrastructure ✓ and best to drive customer experience, complementing TUK’s strategic path mobile network forward Stronger, more valuable and sustainable platform with high✓ dividends to continue reducing TEF’s net debt 9

Governance, Exit and timetable ▪ The JV Board of Directors will consist of eight members, four from each of Liberty Global and Telefonica ▪ Governance / Certain matters will require unanimous approval of both companies’ representatives Shareholders ▪ The position of Chairman of the JV will be held for alternating 24 month periods by a Telefónica or Liberty Global appointed Agreement director. The Chairman has no casting vote ▪ Key management positions will be announced prior to completion of the transaction ▪ 3 year lock-up ▪ Each shareholder has the right to initiate an Initial Public Offering of the JV after the third anniversary of closing, with the opportunity for the other shareholder to sell shares in the IPO on a pro-rata basis Exit ▪ The parties have agreed restrictions on other transfers of interests in the JV until the fifth anniversary of closing ‒ After the fifth anniversary, each shareholder will be able to initiate a sale of the entire JV to a third party, subject to a right of first offer in favour of the other shareholder ▪ Transaction notifiable to the European Commission (EC) Expected ▪ The transaction may be referred back and require clearance by the Competition and Markets Authority (CMA) Transaction Timetable (1) ▪ If approved at Phase 1, closing would take place in Q4 2020 - Q3 2021 ▪ If approved at Phase 2, closing would take place in Q2 2021 - Q1 2022 (1) External counsel estimation. 10

Closing Remarks ▪ Creating a leading integrated player with significant cross-selling opportunities in the second largest European market, improving market positioning, group profile and business sustainability ▪ Combining Telefonica UK’s leading mobile operations and Virgin Media UK’s extensive broadband network to benefit consumers, businesses and the public sector through investment to accelerate digital infrastructure deployment and improving customer experience ▪ Significant value creation: total cost, capex and revenue synergies with an estimated NPV of c.£6.25bn (after integration costs), additional financial / fiscal synergies not considered ▪ M&A processes in 2 (UK and Brazil) out of 4 core markets, progressing on the New Telefonica strategy ▪ Substantial value creation for Telefónica shareholders ‒ Stronger converged challenger in the UK market, leading in customers and profitability ‒ Improving growth profile and market positioning ‒ FCF accretive(1) from the outset ‒ Transaction expected to reduce Telefonica’s net debt by between £5.5-5.8bn(2) ‒ Credit positive improving competitive positioning and long term business sustainability (1) On a Pro-Forma run-rate synergies basis; (2) Including leases. 11

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	May 7, 2020	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors